

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Ran Poliakine
Chief Executive Officer
Nano-X Imaging Ltd.
Communications Center
Neve Ilan, Israel 9085000

      Re: Nano-X Imaging Ltd.
          Draft Registration Statement on Form F-1
          Submitted January 19, 2021
          CIK No. 0001795251

Dear Mr. Poliakine:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kasey Robinson at 202-551-5880 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Andrea L. Nicolás